Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in thousands)	March 31,
	2009		2008

Net (loss) income	$(75,905)		$18,362
Income tax (benefit) expense	(40,868)		11,328

(Loss) earnings before income taxes	(116,773)		29,690
Fixed charges:
Interest on debt, deposits and other borrowings	28,495		25,827
Interest on subordinated debt payable to preferred securities trust	2,317		2,317
One-third of all rentals	467		467

Total fixed charges	31,279		28,611

(Loss) earnings before income taxes and fixed charges	$(85,494)		$58,301
Ratio of earnings to fixed charges(1)	(2.73	)x(2)	2.04	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.

(2)	The ratio calculated for the three months ended March 31, 2009 is less than 1.00. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $116,773 for the three months ended March 31, 2009.